Exhibit 99.3

DIRECTOR RESIGNATION AGREEMENT

This Agreement (this “Agreement”) is hereby made as of April 7, 2023 by and among Minim, Inc. (the “Company”),  Sandra Howe (the “Director”) and the other parties hereto on the signature page hereof (collectively, the “Other Parties”).  The Company, the Director and the Other Parties are referred to herein as the “Parties.”

WITNESSETH

WHEREAS, the Director is presently a member of the Company’s Board of Directors; and

WHEREAS, the Director has informed the Company that he is resigning from the Board of Directors effective on the date hereof.

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

1.          Director Resignation. On the date hereof, the Director has executed the resignation letter attached hereto as Exhibit A.

2.          Outstanding Director Compensation. Beginning July 1, 2022 and continuing currently and until further notice, at the Company’s request the Director agreed and continues to agree to defer his rights (the “Deferral”) to receive cash compensation for services rendered to the Company as a director, as provided on Exhibit B hereto (the “Deferred Cash Compensation”), based on the Company’s representation to the Director that the Company has been since such date, and continues to be, unable to pay any cash compensation to the Director as such payments would jeopardize the ability of the Company to continue as a going concern in accordance with U.S. Internal Revenue Code Section 409A-1(b)(4)(ii), and such payments will continue to be delayed until such payment would no longer jeopardize the ability of the Company to continue as a going concern in accordance with U.S. Internal Revenue Code Section 409A-1(b)(4)(ii). All outstanding stock options, restricted stock units (RSUs) and other equity awards held by the Director, as provided on Exhibit C hereto,  shall be immediately accelerated by the Company and shall be immediately vested as of the date hereof. The Director shall have one year after the date of this Agreement to exercise any outstanding stock options.

3.          Tax Indemnification.  The Company agrees to fully exonerate, indemnify, and hold the Director free and harmless from and against any and all costs associated with the Deferral including, but not limited to any federal or state tax audit, penalties, interest, and damages with respect to any deficiency assessed or tax liens arising from the Deferral.  In addition, the Company shall assume and pay any fees and expenses, including but not limited to accounting and legal fees, incurred by the Director to defend himself against any audit or assessment as a result of claims made relating to the Deferral.

4.          D&O Liability Insurance. The Company confirms that the policy period for the Company’s current policy (the “Policy”) for its D&O liability insurance program is effective through December 31, 2023 and a copy of such Policy has been provided to the Director. The Company confirms that the premiums owed for the Policy have been paid in full as of the date of this Agreement. The Company will maintain its D&O liability insurance program for a period of 6 years from the date hereof, on terms which are at least as favorable to the Director in all material respects as the terms of such insurance in effect for the Company on the date hereof and from an insurer or insurers having credit ratings no lower than the Company’s current insurer(s). In connection with any change of control of the Company, the Company  shall purchase a 6-year pre-paid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits to the Director as the policy for the Company’s D&O liability insurance program in effect as of the date of the change of control with respect to matters arising on or prior to the date the Director ceased serving as a director.

5.          Non Disparagement. Each of the Parties agrees that such Party shall not, following the date hereof, in public or private, make any critical or negative statements in writing, orally, electronically or otherwise regarding any of the other Parties unless compelled to do so by law and then, only after giving the other Party prompt notice that it has been compelled to do so by law, including details sufficient to allow the Party to timely object to such disclosure.  Nothing in this paragraph shall prohibit the Parties from providing truthful testimony in any legal proceeding, and making truthful disclosures to any government agency, government representative or as otherwise required by law.

6.          Release. The Director, for and on behalf of himself and his heirs, executors, administrators, assigns, agents, representatives and affiliates (collectively, the “Director Parties”, hereby waives and releases any and all complaints, claims, suits, controversies, actions, cross-claims, counter-claims, demands, causes of action, obligations, charges, judgments, rights, fees, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, debts, obligations, liabilities, expenses and claims for costs and attorneys’ fees, of any kind whatsoever, in law or in equity, whether known or unknown, suspected or claimed (collectively, “Claims or Losses”), which the Director or any of the Director Parties ever had, now has or may have against the Company and its predecessors, successors, past or present parents or subsidiaries, affiliates, officers, directors, limited and general partners, managers, joint venturers, members, employees or agents, including the Other Parties (collectively, the “Company Parties”) in their respective capacities as such by reason of acts or omissions which have occurred on or prior to the date that the Director executes this Release; provided that notwithstanding the foregoing, the Director Parties do not release the Company Parties for any Claims or Losses arising out of or relating to or in connection with the enforcement of any of their rights under this Agreement.

Each of the Company, for and on behalf of itself and the Company Parties, and the Other Parties, hereby waives and releases any and all Claims or Losses which the Company, the Company Parties, or the Other Parties ever had, now has or may have against any of the Director Parties by reason of acts or omissions which have occurred on or prior to the date that the Company and the Other Parties Director executes this Release; provided that notwithstanding the foregoing, each of the Company, the Company Parties, and the Other Parties, do not release the Director Parties for any Claims or Losses arising out of or relating to or in connection with the enforcement of any of their rights under this Agreement.

7.          Remedies. Each of the Company and the Other Parties acknowledges and agrees that a remedy at law for any breach or threatened breach of the provisions of Section 5 or Section 6 of this Agreement would be inadequate and, therefore, agree that the Director shall be entitled to injunctive relief (without necessity of a bond), in addition to any other available rights and remedies in case of any such breach or threatened breach by the Company or one of the Other Parties, provided, however, that nothing contained in this Agreement shall be construed as prohibiting the Director from pursuing any other rights and remedies available for any such breach or threatened breach.

8.          Survival. Each of the Parties hereby expressly agrees that his, her or its under Section 5 and Section 6 of this Agreement shall (i) survive the termination of Director’s position on the Board and (ii) be binding upon each Party’s heirs, successors, permitted assigns and legal representatives.

9.          Entire Agreement/Amendment. This Agreement constitutes the entire agreement between the Parties regarding the subject matter hereof.

10.        Third Party Beneficiaries. Each of the members of the Board of Directors of the Company shall be express third-party beneficiaries of Section 2 and Section 4 of this Agreement.

11.         Governing Law. This Agreement, the rights and obligations of the parties hereto and any claims or disputes relating thereto shall be governed by and construed in accordance with the internal law of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdictions other than the State of Delaware.

12.        Counterparts and Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original and together any counterparts shall constitute one and the same instrument. Additionally, the Parties agree that electronic reproductions of signatures (e.g., scanned PDF versions of original signatures) shall be treated as original signatures for purposes for execution of this Agreement.

13.        Remedy.  Each of the Company and the Other Parties acknowledges and agrees that the Director will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Parties in accordance with their specific terms or are otherwise breached.  Accordingly, it is agreed that the Director shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction (without the necessity of posting bond or other security).

14.        Amendment.  This Agreement may not be altered or amended except by an instrument in writing executed by each of the Parties hereto.  Neither the Company nor the Other Parties may not assign any rights or delegate any obligations under this Agreement without the Director’s prior written consent.

IN WITNESS WHEREOF, the parties hereby execute this Agreement through their duly authorized representatives.

/s/ Sandra Howe
Sandra Howe

Minim, Inc.

By:	/s/ Dustin Tacker
Name: Dustin Tacker
Title: Chief Financial Officer

/s/ Patrick Rivard
Patrick Rivard

/s/ George Kassas
George Kassas

/s/ Philip C. Frank
Philip C. Frank

/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Hitchcock Capital Partners, LLC
By: Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Zulu Holdings LLC
By: Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Exhibit A

LETTER OF RESIGNATION

April 7, 2023

TO:        The Board of Directors of Minim, Inc., a Delaware corporation (the “Company”)

The undersigned hereby voluntarily resigns from any and all positions as Director, member of any Board equivalent, member of any committee of any Board of Directors or Board equivalent, in each case, of  the Company, and any of its subsidiaries, effective as of the date hereof, without any requirement of further action or acceptance by the Company or any other person or entity.

/s/ Sandra Howe
Sandra Howe